UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SIMTEK CORPORATION

(Name of subject company (Issuer))

CYPRESS SEMICONDUCTOR CORPORATION

COPPER ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share	829204106
(Title of classes of securities)	(CUSIP number of common stock)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

Chief Executive Officer

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Todd Cleary, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The following presentation was presented to Simtek employess at a meeting held on August 1, 2008.

Simtek Employee Communication Cypress Aug 1 st , 2008 Bob Dunnigan VP Non-Volatile Products Business unit

Cypress Q108 Ops Review -- Confidential
Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, costs related to the proposed tender offer and merger, the risk of failing to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction and other risks related to our respective businesses set forth in Cypress’ and Simtek’s filings with the Securities and Exchange Commission, including our respective quarterly Reports on Form 10-Q for the quarter ended March 30, 2008 and
March 31, 2008, respectively. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase stockholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of Cypress and Simtek. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-
looking statements to reflect future events or developments, except to the extent required by law.

Cypress Q108 Ops Review -- Confidential
Additional Information
Additional Information and Where to Find it:
The tender offer for the outstanding common stock of Simtek has not yet commenced. This presentation is for informational
purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Simtek common stock will be made only pursuant to an offer to purchase and related materials that Cypress intends to file with the SEC on Schedule TO. Simtek also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Simtek stockholders and other investors should read these materials carefully because they contain
important information, including the terms and conditions of the offer. Simtek stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the
Information Agent named in the tender offer documents, from
Cypress (with respect to documents filed by Cypress with the
SEC), or from Simtek (with respect to documents filed by Simtek with the SEC).

Cypress Q108 Ops Review -- Confidential
What has happened?
• Cypress and Simtek have signed a Definitive Agreement for Cypress to Acquire Simtek
• This is a “tender” offer to buy all of the outstanding Simtek stock
• This is a cash only offer
• Stock purchase price is $2.60 per share, the “Tender Offer”
• Current Stock price SMTK = $1.62
• Current premium per share = $ 0.98
• Outstanding shares of Simtek stock
• 17.55M Shares
• Cypress owns 674,082 shares acquired in connection with its previous
JV investment with Simtek
• Total purchase price is approximately  $45.6M

Cypress Q108 Ops Review -- Confidential
What are the Next Steps?
• Communication of offer to all sites & employees
• SEC Filings – Tender Offer
• If required majority of shares are tendered, Cypress will proceed with merger
• If Cypress and any subsidiary of Cypress owns at least 90% of outstanding shares of Simtek, merger to be completed without Simtek stockholder meeting
• Closing of the deal expected to occur late Q3 or early Q408
• Subject to customary closing conditions and regulatory approvals
• Future communications & Integration Planning will be forthcoming

Cypress Q108 Ops Review -- Confidential
What will happen with Agiga Tech?
• After the closing, Agiga Tech will be a subsidiary of
Cypress Semiconductor
• Cypress intends to continue this exciting Technology
development and deployment effort
• Ron Sartore will remain the CEO of Agiga Tech

Cypress Q108 Ops Review -- Confidential
Value of Acquisition
• To Leverage and focus the Synergistic & Technological Capabilities of both companies
• The Simtek nvSRAM Product & IP offer a unique and differentiated solution to Cypress customers high speed non-volatile storage needs
• Secure Storage Solves – Speed, Endurance and Environmental problems
• Design & System knowledge – Advanced architectures and system level solutions (Agiga Tech)
• Product and test Expertise
• Established Customer Base
• The Cypress SONOS technology provides a cost effective, scalable CMOS Process that will enable not only standalone nvSRAM products, but fully embedded SOC’s
• PSOC Leadership – Programmable System on a Chip (analog / mixed signal)
• SONOS is the basis for all of Cypress Programmable products
• Manufacturing leadership – Fabrication, Assembly, and Test
• Extensive Sales and Marketing reach – Market penetration & Adoption

Cypress Q108 Ops Review -- Confidential
What happens until deal is closed
• Both companies remain separate and independent
• “Business as Usual”
• Maintain customer support and Revenue efforts
• Continue with all product development efforts
• Maintain Confidentiality between parties
• Minimize speculation and communications regarding the
deal
• Be patient – we are limited in what can be disclosed

Cypress Q108 Ops Review -- Confidential
Closing Information
• Final details of the Acquisition will be shared
• Cypress Integration teams arrive on-site
• Cypress IT – Network integration
• Project & Sales reviews
• Establish and communicate 90-day plan
• Explain Cypress Benefits & compensation plans
• Customer Visits and communications

Cypress Q108 Ops Review -- Confidential
Final Comments
• Cypress is very excited about this potential acquisition
• It will extend our leadership position in the Memory market
• It will enable better competitive solutions against MRAM,
FRAM and other Battery based technologies
• It will provide a healthy Customer and revenue base
• It will provide fundamental IP to enable embedded SOC’s
• It will leverage core competencies in a growing market
• It will allow us to get better products to market, faster
• This is the first step in a very exciting ride….more to come

11 Cypress Q108 Ops Review -- Confidential Questions & Answers

12 Cypress Q108 Ops Review -- Confidential Introduction to Cypress

Cypress Q108 Ops Review -- Confidential
Cypress Overview
Founded:
Listed:
Incorporated:
Headquarters:
Total Revenue:
Headcount:
Wafer Fab:
Assy & Test:
Regional Sales:
Worldwide Distribution
1982
NYSE (“CY”)
Delaware
San Jose, California
2007 - $1.6B
2006 - $1.092B
2005 - $886M
7,500 (1,500 Philippines)
Internal 87%; Foundry 13%
Internal/Subcon ~ 39%; 61%
Asia 40%, US 28%, EU 23%, Japan 9%

Cypress Q108 Ops Review -- Confidential
Cypress Worldwide
Wafer Fabs (3)
Direct Sales Office (32)
Representative Sales Offices  (149)
Customer Design Centers  (14)
Japan
CY Direct (2)
Rep (16)
Singapore/Malaysia
& Thailand
CY Direct (1)
Rep (10)
China/HK
CY Direct (3)
Rep (33)
India
CY Design (2)
Rep (6)
Taiwan ROC
CY Direct (1)
Rep (5)
S. Korea
CY Direct (1)
Rep (4)
Philippines
CY Fab (1)
Rep (1)
Australia
Rep (9)
GB, Ireland
CY Direct (1)
Design (1)
Rep (2)
Europe
CY Direct (6)
Rep (12)
Middle East
CY Design (1)
CY Direct (2)
Rep (3)
Brazil
Rep (1)
Mexico
Rep (1)
Canada
CY Direct (1)
Rep (5)
USA
CY Fab (2)
CY Design (10)
CY Direct (12)
Rep (45)

Cypress Q108 Ops Review -- Confidential
Organization
Ahmad Chatila
Vice President
MID
Shahin Sharifzadeh
Vice President
Technology & Fabs
Paul Keswick
Vice President
Design
Dinesh Ramanathan
Vice President
DCD
Brad Buss
CFO
Harry Sim
CEO
Cypress Systems
Norm Taffe
Vice President
CCD
Sabbas Daniel
Vice President
Quality
Chris Seams
Vice President
Sales, Mktg, Ops
Tom Werner
CEO
SunPower
TJ Rodgers
CEO

Cypress Q108 Ops Review -- Confidential
Our Mission
We will transform Cypress from a traditional broad-line semiconductor company to the leading supplier of programmable solutions in systems everywhere.
Mission Statement

Cypress Q108 Ops Review -- Confidential
Divisions and Products
Memory & Imaging Datacom
Consumer &
computation
• Sync. SRAMs
• Async. SRAMs
• µPower SRAMs
• NVSRAMs
• Multiport SRAMs
• Image Sensors
• West Bridge
Peripheral Controllers
• Programmable
Clocks
• PHYs
• High-Perf. Video
• Custom NSEs
• PSoC
®
Mixed-Signal
Arrays
• PSoC CapSense
• PSoC Express™
• ColorLock™
• USB
• WirelessUSB  Radios

Cypress Q108 Ops Review -- Confidential
Subsidiaries
Company Product Benefit
Highest-efficiency
silicon solar cell
Leverages the techno-
logies within Cypress to
build systems and
solutions for sale to
end-customers

Cypress Q108 Ops Review -- Confidential
Flexible Manufacturing –
“No More Moore”
•
CY Fab 2 – Texas
– 35K 6” WS/QTR
– 0.35m - 1.2m
•
CY Fab 4 – Minnesota
– 50K 8” WS/QTR
– 90nm – 0.35m
– 65nm Capable
•
CY Assy & Test - Manila
– Equip Capacity: 93 Mu/qtr
– Bldg Capacity: 185 Mu/qtr
OME
INDONESIA
Outsourced Fab
Outsourced Assembly
• “Bleeding-edge” technology not needed for programmable portfolio
• $17M per year savings and reduced R&D expenses

Cypress Q108 Ops Review -- Confidential
MOVED TO FLEXIBLE MANUFACTURING
GRACE
SHANGHAI, CHINA
TECH: S4, C8/R8, X9
OVER $40M IN REVENUE SHIPPED IN ‘07
UMC
FAB 12A, TAINAN, TAIWAN
TECH: 65NM/55NM/S8/S10
SRAM PART TO TAPE OUT END OF ‘07
HHNEC
SHANGHAI, CHINA
TECH: S8/R8/C8
TRANSFER IN PROCESS
ASYNC SRAM
NVM
SYNC SRAMS

Cypress Q108 Ops Review -- Confidential
AUTOPSOC
MEMORY & IMAGING DIVISION
SYNC SRAMS
ASYNC SRAMS
SRAM
MULTIPORT
FIFO
SPCM
NVSRAM
SERIAL
EEPROM
NVPSOC
NANOPSOC
NVM & SOLUTIONS
MEMORY & SOLUTIONS
INDUSTRIAL
CUSTOM
CMOS SENSORS
MEMORIES
SRAM/NVM/ETC.
USB
CLOCK
HIREL
CMOS SENSOR/ HIREL
MEMORY & IMAGING DIVISION

22 Cypress Q108 Ops Review -- Confidential Thank you

The following email was circulated to all Simtek employees on August 1, 2008.

CYPRESS SEMICONDUCTOR CORPORATION

Internal Correspondence

Dear Simtek Employee,

Today we announced that Cypress has signed a definitive agreed to acquire Simtek for approximately $46M or $2.60 per share. This acquisition is subject to customary closing conditions and regulatory approvals and is expected to be finalized in or prior to the fourth calendar quarter of 2008.

As many of you know, Cypress is one of the leading suppliers of static memory devices in the semiconductor industry today, having served this market for more than 25 years. It is also a leading supplier of USB and capacitive sensing based solutions and continues to grow and renew its business with its programmable product offerings including its PSoC® (Programmable System-on-Chip) device.

We are excited about the potential merger of these two companies, which we believe will help strengthen and expand the Cypress portfolio in the area of high-speed, nonvolatile memory solutions. This is a relatively new and growing market segment that continues to demand higher performance, higher density, increased speeds and near-infinite endurance, along with the high quality and reliability standards that we believe jointly we can provide.

Applications for these standalone nvSRAM and future embedded products range from desktop computing, server and storage systems, to industrial controls, medical and automotive-based solutions and even into the gaming and military product sectors. There are truly a wide range of applications and implementations where our “Secure Storage” solutions will provide significant value to our customers.

We believe the joint efforts of our companies will result in better customer-focused products and will enable a higher level of competition with the alternative technologies in this space. Both companies have been focused and committed to producing a CMOS-based, highly scalable and easily integrated solution, to solve our customer’s nonvolatile needs. We are confident that the Simtek nvSRAM and Cypress SONOS processing and manufacturing leadership are the answers to this need. Alternative technologies utilizing FRAM, MRAM or battery-based technologies will just not be able to compete with our density, power, scaling and integration capabilities.

We thank the Simtek leadership team for working with Cypress through this tender offer process and are looking forward to the next steps in our engagement with Simtek. Thanks for your time, support and patience.

Regards,

Bob Dunnigan

VP NVP Business Unit

Additional Information and Where to Find it:

The tender offer for the outstanding common stock of Simtek has not yet commenced. This memorandum is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Simtek common stock will be made only pursuant to an offer to purchase and related materials that Cypress intends to file with the SEC on Schedule TO. Simtek also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Simtek stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Simtek stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the Information Agent named in the tender offer documents, from Cypress (with respect to documents filed by Cypress with the SEC), or from Simtek (with respect to documents filed by Simtek with the SEC).